                           OFFER TO PURCHASE FOR CASH
                     All Outstanding Shares of Common Stock
                                       of
                           RENTAL SERVICE CORPORATION
                                       at
                              $29.00 Net Per Share
                                       by
                           PANDION ACQUISITION CORP.
                          a wholly owned subsidiary of
                         ATLAS COPCO NORTH AMERICA INC.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
  NEW YORK CITY TIME, ON TUESDAY, JULY 27, 1999, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS, INCLUDING (1) THERE BEING AT LEAST THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (TOGETHER WITH THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS, THE "SHARES") OF RENTAL SERVICE CORPORATION (THE "COMPANY") REPRESENTING A MAJORITY OF THE TOTAL ISSUED AND OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE SUCH SHARES ARE PURCHASED PURSUANT TO THE OFFER, VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER (THE "MINIMUM CONDITION") AND (2) RECEIPT BY THE PURCHASER AND THE COMPANY OF CERTAIN GOVERNMENTAL AND REGULATORY APPROVALS. SEE SECTION 15.

    THIS OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 28, 1999 (THE "MERGER AGREEMENT"), AMONG ATLAS COPCO NORTH AMERICA INC., PANDION ACQUISITION CORP. AND THE COMPANY. THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (AS DEFINED HEREIN), HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE, AND RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                                   IMPORTANT

    Any stockholder of the Company desiring to tender Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the Shares and all other required documents to the Depositary (as defined herein) or follow the procedure for book entry transfer set forth in
Section 3 or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

    Any stockholder of the Company who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

    Questions and requests for assistance may be directed to Credit Suisse First Boston Corporation, the Dealer Manager, or to Beacon Hill Partners, Inc., the Information Agent, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent, the Dealer Manager, or from brokers, dealers, commercial banks and trust companies.

                      The Dealer Manager for the Offer is:

Credit Suisse First Boston Corporation Logo

June 29, 1999

                               TABLE OF CONTENTS

                                                                                                                       PAGE
                                                                                                                       -----
       1.  Terms of the Offer.....................................................................................           2

       2.  Acceptance for Payment and Payment for Shares..........................................................           4

       3.  Procedure for Tendering Shares.........................................................................           5

       4.  Withdrawal Rights......................................................................................           8

       5.  Certain Federal Income Tax Consequences................................................................           8

       6.  Price Range of Shares; Dividends.......................................................................           9

       7.  Certain Effects of the Transaction.....................................................................          10

       8.  Certain Information Concerning the Company.............................................................          11

       9.  Certain Information Concerning Parent and the Purchaser................................................          15

      10.  Source and Amount of Funds.............................................................................          17

      11.  Background of the Offer; Past Contacts, Transactions or Negotiations with the Company..................          18

      12.  Purpose of the Offer and the Merger; Plans for the Company.............................................          22

      13.  The Transaction Documents..............................................................................          23

      14.  Dividends and Distributions............................................................................          33

      15.  Certain Conditions to the Purchaser's Obligations......................................................          33

      16.  Certain Legal Matters..................................................................................          34

      17.  Fees and Expenses......................................................................................          35

      18.  Miscellaneous..........................................................................................          36

Annex I.  Certain Information Concerning the Directors and Executive
       Officers of Parent and the Purchaser

TO THE HOLDERS OF COMMON STOCK OF RENTAL SERVICE CORPORATION:

                                  INTRODUCTION

    Pandion Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Atlas Copco North America Inc., a Delaware corporation ("Atlas Copco" or "Parent"), hereby offers to purchase all outstanding shares of common stock, $.01 par value per share (together with the associated preferred share purchase rights, the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a purchase price of $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together with the Offer to Purchase, constitute the "Offer"). Tendering holders of Shares who have Shares registered in their own names and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to the Purchaser pursuant to the Offer. Holders of Shares who hold their Shares through their broker or bank should consult with such institution as to whether there are any fees applicable to a tender of the Shares. The Purchaser will pay all charges and expenses of Credit Suisse First Boston Corporation, which is acting as Dealer Manager (in such capacity, the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C. (the "Depositary") and Beacon Hill Partners, Inc. (the "Information Agent") in connection with the Offer. See Section 17.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MERGER AGREEMENT (AS DEFINED BELOW) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (AS DEFINED HEREIN), HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE, AND RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    The Company has advised the Purchaser that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), the Company's co-financial advisors, have delivered to the Company's Board of Directors (the "Company Board") their respective written opinions, dated as of the date of the Merger Agreement, to the effect that the consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. Copies of such opinions are set forth in full in the Company's Solicitation/ Recommendation Statement on Schedule 14D-9 which is being mailed to the Company's stockholders with this Offer to Purchase, and such stockholders are urged to read the opinions in their entirety.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS, INCLUDING (1) THERE BEING AT LEAST THAT NUMBER OF SHARES REPRESENTING A MAJORITY OF THE TOTAL ISSUED AND OUSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE SUCH SHARES ARE PURCHASED PURSUANT TO THE OFFER, VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, AND (2) RECEIPT BY THE PURCHASER AND THE COMPANY OF CERTAIN GOVERNMENTAL AND REGULATORY APPROVALS. SEE SECTION 15.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 28, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth therein, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), as soon as practicable following completion of the Offer, the Purchaser will be merged with and into the Company (the "Merger"). If the Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer, the Purchaser would be able to effect the Merger pursuant to the "short form" merger provisions of Section 253 of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. See Section 12. Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by the Company, any wholly owned subsidiary of the Company or by Parent, the Purchaser or any other wholly owned subsidiary of Parent and by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the
DGCL) will be converted into the right to receive $29.00 per share (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest (the "Offer Price"). See Section 5 for a description of certain tax consequences of the Offer and the Merger.

    The Merger Agreement provides that, promptly after the acquisition by the Purchaser of not less than a majority of the total issued and outstanding Shares on a fully diluted basis pursuant to the Offer, Parent will be entitled, to the fullest extent permitted by law, to designate at its option a majority of the members of the Company Board. The Company has agreed, at the option of Parent, either to increase the size of the Company Board and/or obtain the resignation of such number of directors as is necessary to enable Parent's designees to be elected or appointed to the Company Board. The Merger Agreement is more fully described in Section 13.

    The Company has advised the Purchaser that as of June 28, 1999, there were 24,271,458 Shares issued and outstanding, and as of the date of the Merger Agreement there were outstanding stock options and rights to purchase not in excess of 2,188,535 Shares. As of the date hereof, (i) neither the Purchaser nor Parent beneficially owns any Shares. Based on the foregoing, if the Purchaser acquires at least 13,229,997 Shares in the Offer, it will control a majority of the outstanding Shares on a fully diluted basis (assuming the exercise of all options to purchase Shares outstanding at the Expiration Date of the Offer) and will satisfy the Minimum Condition. Accordingly, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.  TERMS OF THE OFFER.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, July 27, 1999, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

    If the Purchaser shall decide, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of such increase is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of 10 business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    THE OFFER IS CONDITIONED UPON SATISFACTION OF THE MINIMUM CONDITION, ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ACT OF 1976, AS AMENDED, APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR HAVING BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER AND CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15. THE MERGER AGREEMENT AND THE OFFER MAY BE TERMINATED BY THE PURCHASER AND PARENT IF CERTAIN EVENTS OCCUR. The Purchaser reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the United States Securities and Exchange Commission (the "SEC"), subject to the limitations set forth in the Merger Agreement and described below, to waive or reduce the Minimum Condition or to waive any other condition to the Offer. If the Minimum Condition or any condition described in Section 15 has not been satisfied by 12:00 Midnight, New York City time, on Tuesday, July 27, 1999 (or any other time then set as the Expiration Date), the Purchaser may, subject to the terms of the Merger Agreement as described below, elect to (1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (2) subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered and not extend the Offer or (3) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders.

    Under the terms of the Merger Agreement, the Purchaser may not (except as described in the next sentence), without the consent of the Company, decrease the Offer Price, decrease the number of Shares sought pursuant to the Offer, change the form of consideration payable in the Offer, change or amend the conditions to the Offer or impose any additional conditions to the Offer, change the Expiration Date of the Offer, or otherwise amend, add or waive any other term or condition of the Offer in any manner adverse to the holders of Shares; PROVIDED, HOWEVER, that if on any scheduled Expiration Date of the Offer any conditions to the Offer have not been satisfied or waived, Purchaser may, and at the request of the Company shall, from time to time, extend the Expiration Date of the Offer for up to 5 additional business days (but in no event shall Purchaser be required to extend the Expiration Date of the Offer beyond the 120th day following commencement of the Offer unless the Offer is on or after such date being extended due to the occurrence of certain events as described in Annex A to the Merger Agreement, in which case the Offer may be required by the Company to be extended to the 180th day following commencement of the Offer). Notwithstanding the foregoing, Purchaser may, (i) without the consent of the Company, extend the Offer for any period required by any applicable law, including without limitation, any rule, regulation, interpretation or position of the Commission applicable to the Offer and (ii) make a one-time extension of the Offer if the conditions to the Offer shall have been satisfied or waived and the number of Shares that have been validly tendered and not withdrawn represent more than 50% but less than 90% of the total issued and outstanding Shares on a fully diluted basis; PROVIDED, HOWEVER, that in no event shall the extension permitted under the foregoing clause (ii) exceed, in the aggregate, 10 business days. Notwithstanding anything to the contrary in the Merger Agreement, Parent may extend the Offer during (but only to the end of) the period in which the Company is attempting to cure a breach pursuant to the terms of the Merger Agreement. Parent and Purchaser agree, subject to the terms and conditions of the Merger Agreement, to use their best efforts to consummate the Offer.

    Subject to the limitations set forth in this Offer and the Merger Agreement, the Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. Except to the extent required by the Merger Agreement, there can be no assurance that the Purchaser will exercise its right to extend the Offer. See Section 13.

    Subject to the applicable rules and regulations of the SEC and subject to the limitations set forth in the Merger Agreement, the Purchaser expressly reserves the right, at any time and from time to time, in its sole discretion,
(i) to delay payment for any Shares regardless of whether such Shares were theretofore accepted for payment, or to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions described in Section 15, by giving oral or written notice of such delay or termination to the Depositary, and (ii) at any time or from time to time, to amend the Offer in any respect (subject to the provisions of the Merger Agreement). The Purchaser's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

    Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of the Purchaser under such rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the Commission.

    If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer (including a waiver of the Minimum Condition), the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period is generally required to allow for adequate dissemination to stockholders and investor response.

    The Company has provided the Purchaser with the Company's list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the later to occur of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions set forth in Section 15 related to regulatory matters. Subject to compliance with Rule 14e-1(c) under the Exchange Act and any other applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment and payment for Shares in order to comply in whole or in part with any applicable law. See Sections 1 and 16. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book Entry Confirmation") of a book entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book Entry Transfer Facility"), pursuant to the procedures set forth in Section 3,
(ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with all required signature guarantees or, in the case of a book entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal.

    The term "Agent's Message" means a message transmitted by the Book Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book Entry Confirmation, which states that the Book Entry Transfer Facility has received an express acknowledgment from the participant in the Book Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the

Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 1, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 below and as otherwise required by Rule 14e-1(c) under the Exchange Act. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER BECAUSE OF ANY DELAY IN MAKING ANY PAYMENT.

    If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book entry transfer to the Book Entry Transfer Facility, such Shares will be credited to an account maintained with the Book Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

    If, prior to the Expiration Date, the Purchaser increases the price being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3.  PROCEDURE FOR TENDERING SHARES.

    VALID TENDERS. For Shares to be validly tendered pursuant to the Offer, either a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or, in the case of a book entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering stockholder must comply with the guaranteed delivery procedure set forth below. In addition, either (i) certificates representing such Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book entry transfer set forth below, and a Book Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted. DELIVERY OF DOCUMENTS TO THE BOOK ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    BOOK ENTRY TRANSFER. The Depositary will make a request to establish an account with respect to the Shares at the Book Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book Entry Transfer Facility's system may make book entry delivery of Shares by causing the Book Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book Entry Transfer Facility in accordance with the Book Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through book entry at the Book Entry Transfer Facility prior to the Expiration Date, (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or (ii) the guaranteed delivery procedures described below must be complied with.

    SIGNATURE GUARANTEE. Signatures on the Letter of Transmittal must be guaranteed by a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program, or by any other bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution" and, collectively, as "Eligible Institutions"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of any Eligible Institution. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or delivered to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

        (i)  the tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

        (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), and any required signature guarantees, or, in the case of a book entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of such Notice of Guaranteed Delivery. The term "trading day" is any day on which the New York Stock Exchange ("NYSE") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK ENTRY TRANSFER, BY BOOK ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares or a Book Entry Confirmation, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees or, in the case of a book entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO

CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING ANY PAYMENT.

    BACKUP FEDERAL INCOME TAX WITHHOLDING. TO PREVENT 31% "BACKUP" FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER MUST, SUBJECT TO CERTAIN EXCEPTIONS, PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. FOREIGN HOLDERS MUST GENERALLY SUBMIT A COMPLETED FORM W-8 TO AVOID 31% BACKUP WITHHOLDING. THIS FORM MAY BE OBTAINED FROM THE DEPOSITARY. SEE INSTRUCTIONS 8 AND 9 SET FORTH IN THE LETTER OF TRANSMITTAL.

    DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer, subject to the limitations set forth in the Merger Agreement, or any defect or irregularity in the tender of any Shares. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    OTHER REQUIREMENTS. By executing the Letter of Transmittal as set forth above (including through delivery of an Agent's Message), a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's attorneys in fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's right with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares). All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Purchaser accepts for payment the Shares deposited with the Depositary. Upon acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consent executed (and, if given or executed, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper in respect of any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, any actions by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting and other rights with respect to such Shares and the other securities or rights issued or issuable in respect of such Shares, including voting at any meeting of stockholders (whether annual or special or whether or not adjourned) in respect of such Shares.

    A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and
(ii) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

4.  WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after August 27, 1999. If purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

    For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book entry transfer set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book Entry Transfer Facility's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties. None of the Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The summary of federal income tax consequences set forth below is for general information only and is based on the Purchaser's understanding of the law as currently in effect. The tax consequences to each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, persons who are not citizens or residents of the United States, tax exempt organizations, persons who acquired their shares as part of a straddle, hedge or other integrated instrument, and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND OF CHANGES IN SUCH TAX LAWS.

    The receipt of cash for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, a stockholder who receives cash for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for federal income tax purposes equal to the difference between the amount of a cash received in exchange for the Shares sold and such stockholder's adjusted tax basis in such Shares. Provided that the Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. Gain or loss will be calculated and characterized separately for each block of Shares (i.e., a group of Shares with the same tax basis and holding period) tendered pursuant to the Offer. The maximum federal income tax rate applicable to non-corporate taxpayers on long-term capital gain is 20%, and the use of capital losses to offset other income is subject to limitations.

    A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals and entities) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder that does not furnish its TIN may be subject to a penalty imposed by the Internal Revenue Service (the "IRS").

    If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS on a timely basis. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an appropriate income tax return on a timely basis.

6.  PRICE RANGE OF SHARES; DIVIDENDS.

    According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 Form 10-K"), the Shares are traded on the NYSE. The following table sets forth, for the periods indicated, the high and low sales prices per Share as reported on the NYSE.

                                                                              HIGH          LOW
                                                                           -----------  ------------
Fiscal Year Ended December 31, 1997
  First Quarter..........................................................         28           18
  Second Quarter.........................................................         261/2        171/2
  Third Quarter..........................................................         281/16        2111/16
  Fourth Quarter.........................................................         283/16        221/4
Fiscal Year Ended December 31, 1998
  First Quarter..........................................................         247/8        195/16
  Second Quarter.........................................................         335/8        233/16
  Third Quarter..........................................................         377/16        173/4
  Fourth Quarter.........................................................         261/16        101/8
Fiscal Year Ended December 31, 1999
  First Quarter..........................................................         251/8        15
  Second Quarter (through June 28, 1999).................................         285/8        171/16

    On June 25, 1999, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, the closing price per Share as reported on the NYSE was 24 1/16. On June 28, 1999, the last full day of trading prior to the commencement of the Offer, the closing price per Share as reported on the NYSE was 28 1/2. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

    Since its inception, the Company has not paid cash dividends on its Shares. The Company's 1998 Form 10-K indicates that the Company is effectively restricted by the terms of its credit facilities from paying cash dividends on the Shares.

7.  CERTAIN EFFECTS OF THE TRANSACTION.

    The purchase of the Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which will adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Company has advised the Purchaser that, as of June 28, 1999, there were approximately 66 holders of record and as of June 28, 1999 there were approximately 4,200 beneficial owners of the Shares.

    MARKET FOR SHARES. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting such Shares if, among other things, the number of public holders of 100 Shares or more should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000. If as a result of the purchase of the Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the Shares are no longer listed, the market for the Shares would be adversely affected.

    In the event that the Shares should no longer be listed or traded on the NYSE, it is possible that such Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act, as described below, and other factors.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of such Shares. It is the intention of the Purchaser to seek to cause an application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of such Shares are met. Notwithstanding the termination of registration of the Shares, the Company will continue to make public disclosure of financial and certain other information in annual, quarterly and other reports to be filed with the SEC under the Exchange Act in connection with the Company's 9% senior subordinated notes due 2008 for so long as such notes remain outstanding.

    If registration of the Shares is terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act; the Company would no longer be subject to Rule 13e-3 under the Exchange Act relating to "going private" transactions; and the officers, directors and 10% stockholders of the Company would no longer be subject to the "short swing" insider trading reporting and profit recovery provisions of the Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act").

    If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

    MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, such Shares would no longer be "margin securities."

8.  CERTAIN INFORMATION CONCERNING THE COMPANY.

    Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although neither the Purchaser nor Parent has any knowledge that would indicate that statements contained herein based upon such documents are untrue, none of the Purchaser, Parent and the Dealer Manager assume any responsibility for the accuracy or completeness of the information concerning the Company or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser, Parent or the Dealer Manager.

    The Company is a Delaware corporation with its principal executive offices located at 6929 East Greenway Parkway, Suite 200, Scottsdale, Arizona. The Company participates in the equipment rental industry, serving a variety of industrial, manufacturing, construction, government and homeowner markets through a network of 272 rental locations throughout the United States and Canada. The Company rents a broad selection of equipment ranging from small items such as pumps, generators, welders and electric hand tools to larger equipment such as backhoes, forklifts, air compressors, scissor lifts, booms, aerial manlifts and skid-steer loaders. The Company also sells maintenance, repair and operations supplies, small tools, contractor supplies, parts and used rental equipment, and acts as a distributor for new equipment on behalf of certain national equipment manufacturers.

    The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon the Company 1998 Form 10-K and other publicly available documents and records on file with the SEC and other public sources. None of Parent, Purchaser, the Dealer Manager, the Depositary or the Information Agent assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

                           RENTAL SERVICE CORPORATION
         SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------------------
                                                                                                               THREE
                                                                                                              MONTHS
                                                                                                            ENDED MARCH
                                                       1994       1995       1996       1997       1998      31, 1999
                                                     ---------  ---------  ---------  ---------  ---------  -----------
STATEMENT OF OPERATIONS DATA (1):
REVENUES:
  Equipment rentals................................  $  27,775  $  47,170  $  94,218  $ 170,704  $ 404,185   $ 115,707
  Sales of parts, supplies and new equipment.......     10,800     14,621     21,919     70,957    130,823      34,132
  Sales of used equipment..........................      3,240      4,126     12,217     19,602     43,466      24,913
                                                     ---------  ---------  ---------  ---------  ---------  -----------
      Total revenues...............................     41,815     65,917    128,354    261,263    578,474     174,752

COST OF REVENUES:
  Cost of equipment rentals, excluding rental
    equipment depreciation.........................     16,284     27,854     55,202     87,552    199,773      58,802
  Depreciation, rental equipment...................      4,020      7,691     17,840     37,413     87,260      26,985
  Cost of sales of parts, supplies and new
    equipment......................................      7,978     10,439     15,582     54,739    100,875      25,873
  Cost of sales of used equipment..................      2,320      2,178      8,488     12,927     31,259      16,449
                                                     ---------  ---------  ---------  ---------  ---------  -----------

                                                                    YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------------------
                                                                                                               THREE
                                                                                                              MONTHS
                                                                                                            ENDED MARCH
                                                       1994       1995       1996       1997       1998      31, 1999
                                                     ---------  ---------  ---------  ---------  ---------  -----------
      Total cost of revenues.......................     30,602     48,162     97,112    192,631    419,167     128,109
                                                     ---------  ---------  ---------  ---------  ---------  -----------
Gross profit.......................................     11,213     17,755     31,242     68,632    159,307      46,643
Selling, general and administrative expense........      4,747      6,421     12,254     20,996     37,230       9,929
Depreciation and amortization, excluding rental
  equipment depreciation...........................        504      1,186      2,835      5,373     10,244       3,324
Amortization of intangibles........................      2,078        718      2,379      3,907     10,333       3,274
                                                     ---------  ---------  ---------  ---------  ---------  -----------
Operating income...................................      3,884      9,430     13,774     38,356    101,500      30,116
Interest expense, net..............................        731      3,314      7,063     14,877     50,375      16,500
                                                     ---------  ---------  ---------  ---------  ---------  -----------
Income before income taxes and extraordinary
  items............................................      3,153      6,116      6,711     23,479     51,125      13,616
Provision for income taxes.........................      1,177      2,401      2,722     10,330     21,933       5,852
                                                     ---------  ---------  ---------  ---------  ---------  -----------
Income before extraordinary items..................      1,976      3,715      3,989     13,149     29,192       7,764
Extraordinary items (2)............................         --        478      1,269        534         --          --
                                                     ---------  ---------  ---------  ---------  ---------  -----------
Redeemable preferred stock accretion...............      1,646      1,717      1,643         --         --          --
                                                     ---------  ---------  ---------  ---------  ---------  -----------
Net income available to common stockholders........  $     330  $   1,520  $   1,077  $  12,615  $  29,192   $   7,764
                                                     ---------  ---------  ---------  ---------  ---------  -----------
                                                     ---------  ---------  ---------  ---------  ---------  -----------
Income before extraordinary items per common
  share............................................  $    0.08  $    0.50  $    0.34  $    0.96  $    1.33   $    0.32
Income before extraordinary items per common share,
  assuming dilution................................  $    0.08  $    0.49  $    0.33  $    0.94  $    1.32   $    0.32

                                                   AS OF DECEMBER 31,
                                 -------------------------------------------------------
                                                                                           THREE MONTHS ENDED
                                   1994       1995       1996       1997        1998         MARCH 31, 1999
                                 ---------  ---------  ---------  ---------  -----------  --------------------
SELECTED OPERATING DATA:
Locations at end of period.....         25         50         94        165          241               248
Number of acquisitions
  completed during period......          1          5         11         22           24                 2

BALANCE SHEET DATA:
Net book value of rental
  equipment....................  $  24,138  $  52,818  $ 116,921  $ 314,696  $   656,207           665,436
Total assets...................     48,098    137,832    218,933    699,326    1,352,576         1,370,412
Total debt.....................     12,752     68,555     68,594    306,975      808,712           944,505
Redeemable preferred stock (net
  of treasury stock)...........     26,684     28,401         --         --           --                --
Common stockholders' equity
  (deficit)....................     (1,474)        46     95,072    290,781      417,485           425,907

--------------------------
(1) According to the Company 1998 Form 10-K, the Company's acquisitions have been accounted for as purchases and, accordingly, the operations of the acquired businesses are included in the statements of operations data from the date of effective control of each acquisition.

(2) According to the Company 1998 Form 10-K, the extraordinary items represent the losses on extinguishment of debt related to various amendments to, or repayments of, the Company's revolving bank credit facility.

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a World Wide Web site on the internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Such material may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    FIVE YEAR BUSINESS FORECAST OF THE COMPANY

    To the knowledge of Parent and the Purchaser, the Company does not as a matter of course make public forecasts as to its future financial performance. However, in connection with the preliminary discussions concerning the feasibility of the Offer and the Merger, the Company furnished Parent with its five-year business forecast presented in the table below.

                           RENTAL SERVICE CORPORATION
           FIVE-YEAR BUSINESS FORECAST FOR THE YEARS ENDED 1999-2003

                                                                               YEAR ENDED
                                                          -----------------------------------------------------
                                                            1999       2000       2001       2002       2003
                                                          ---------  ---------  ---------  ---------  ---------
                                                                  (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total Revenues..........................................  $   763.0  $   955.6  $ 1,187.2  $ 1,480.9  $ 1,846.9
Operating Income........................................      141.2      174.8      212.0      265.7      335.9
Interest Expense, Net...................................       71.4       81.5       93.6      107.3      124.6
Provision for Income Taxes..............................       30.0       40.1       50.9       68.1       90.9
                                                          ---------  ---------  ---------  ---------  ---------
Net Income..............................................  $    39.8  $    53.2  $    67.5  $    90.3  $   120.4
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
Diluted Earnings Per Share..............................  $    1.62  $    2.16  $    2.76  $    3.69  $    4.92
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
ASSETS:
Rental Equipment, Net...................................  $   810.4  $   982.7  $ 1,192.4  $ 1,442.0  $ 1,751.2
Non-Rental Equipment, Net...............................       77.0       81.1       91.3      104.4      110.2
Other Assets, Net.......................................      623.5      616.1      619.6      621.6      643.6
                                                          ---------  ---------  ---------  ---------  ---------
Total Assets............................................  $ 1,510.9  $ 1,679.9  $ 1,903.3  $ 2,168.0  $ 2,505.0
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Total Debt and Long-Term Obligations....................  $   919.5  $ 1,027.0  $ 1,190.3  $ 1,359.1  $ 1,570.0
Other Liabilities.......................................      134.2      142.5      137.0      142.7      148.3
                                                          ---------  ---------  ---------  ---------  ---------
Total Liabilities.......................................    1,053.7    1,169.5    1,327.3    1,501.8    1,718.3
                                                          ---------  ---------  ---------  ---------  ---------
Total Stockholders' Equity..............................      457.2      510.4      576.0      666.2      786.7
                                                          ---------  ---------  ---------  ---------  ---------
Total Liabilities and Stockholders' Equity..............  $ 1,510.9  $ 1,679.9  $ 1,903.3  $ 2,168.0  $ 2,505.0
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
CASH FLOW STATEMENT DATA:
Net Income..............................................  $    39.8  $    53.2  $    67.5  $    90.3  $   120.4
Adjustments to Net Income to Reconcile Net Income to Net
  Cash Provided by Operating Activities:
    Depreciation and Amortization.......................      155.2      196.6      247.4      311.2      391.2
    Other Non-Cash Items................................      (13.9)     (18.2)     (24.4)     (28.8)     (37.8)
    Changes in Operating Assets and Liabilities.........       (0.1)       2.1      (21.0)     (12.1)     (31.1)
                                                          ---------  ---------  ---------  ---------  ---------
Net Cash Provided by (Used in) Operating Activities.....  $   181.0  $   233.7  $   269.5  $   360.6  $   442.7
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
Capital Expenditures, Net of Disposals..................  $  (291.9) $  (341.2) $  (429.3) $  (529.4) $  (653.6)
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------

    The five-year business forecast set forth above was not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding prospective financial information nor was the information prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The inclusion of the five-year business forecast herein should not be regarded as an indication that any of Parent, the Purchaser, the Company or any of their respective representatives considered or considers forecasted financial results to be achievable.

    None of Parent, the Purchaser or their respective financial advisors assumes any responsibility for the validity, reasonableness, accuracy and completeness of the five-year business forecast. None of Parent, the Purchaser or any of their financial advisors has made, or makes, any representation to any person regarding the information contained in the five-year business forecast and none of them intends to update or otherwise revise the five-year business forecast to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the five-year business forecast are shown to be in error.

    While presented with numerical specificity, the five-year business forecast is based on and reflects the following material assumptions:

    - The five-year business forecast assumes the continuation of the Company as an independent publicly-traded company, without taking into account any acquisition or merger involving the Company. The five-year business forecast does not reflect non-recurring charges incurred in connection with the Agreement and Plan of Merger, dated as of January 20, 1999, between the Company and NationsRent, Inc. and the termination thereof or non-recurring charges incurred in connection with the terminated tender offer of United Rentals Inc., which charges, in the aggregate, are expected to be material to the results of operations and financial condition of the Company.

    - The five-year business forecast assumes that, during all relevant time periods, (1) the Company does not raise capital in the equity or debt markets, (2) there is sufficient availability under the Company's revolving credit facility for working capital and other purposes and that interest rates under the Company's revolving credit facility remain at current levels, and (3) the lenders under the Company's revolving credit facility will increase the aggregate permitted borrowings under such facility consistent with the forecasted increases in the asset borrowing base of the Company.

    - Revenues are assumed to grow at a rate of approximately 25% annually.

    - The five-year business forecast assumes that the Company makes sufficient capital expenditures for rental and non-rental equipment to (1) grow same store sales by approximately 15% to 20% annually; (2) fund an additional 30 startup locations per year; and (3) maintain a rental fleet with an average age of 2-3 years.

    - Equipment utilization is assumed to remain constant in the range of 56%-60% throughout all relevant periods.

    - The five-year business forecast assumes a decrease in rental profit margin over the course of the time periods set forth in the five-year business forecast from 29.5% to 28%.

    - The five-year business forecast assumes that profit margins on sales of parts, supplies, and equipment (new and used) remain constant at approximately current levels throughout all relevant periods.

    - Selling, general and administrative expense as a percentage of total revenue is assumed to range between 6.6%-7% for all relevant periods in the five-year business forecast.

    - During all relevant periods, all taxes recorded assumes a constant effective tax rate of 43% and all tax expense is assumed to have been paid in the current year.

    The foregoing assumptions are subject to significant uncertainties and contingencies, all of which are difficult to quantify and many of which are beyond the control of the Company. Accordingly, the five-year business forecast is inherently imprecise and there can be no assurance that forecasted financial results set forth in, or the assumptions made in preparing, the five-year business forecast will prove accurate, and actual results may be materially greater or less than those contained in the five-year business forecast. The Company does not presently intend to update or publicly revise the five-year business forecast to reflect circumstances existing or developments occurring after the preparation of such information or to reflect the occurrence of unanticipated events.

9.  CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER.

    The Purchaser is a newly incorporated Delaware corporation. To date, the Purchaser has not conducted any business other than that incident to its formation, the execution and delivery of the Merger Agreement and the commencement of the Offer. Accordingly, no meaningful financial information with respect to the Purchaser is available. The Purchaser is a wholly owned subsidiary of Parent. The principal executive office of the Purchaser is located at 1211 Hamburg Turnpike, Suite 214, Wayne, New Jersey 07470.

    Parent, a Delaware corporation, has its principal executive office at 1211 Hamburg Turnpike, Suite 214, Wayne, New Jersey 07470. Parent is owned by Atlas Copco AB ("Atlas Copco") and Atlas Copco Airpower n.v., a wholly owned subsidiary of Atlas Copco. Atlas Copco is an international industrial group of companies, with its head office in Stockholm, Sweden. With revenues of U.S.$4.176 billion in 1998, it has approximately 24,000 employees of which more than 7,000 are in North America. Atlas Copco, founded in 1873, is listed on the Stockholm Stock Exchange and is also quoted on the London, Frankfurt, Dusseldorf and Hamburg stock exchanges.

    Parent, through its subsidiaries, is engaged primarily in the manufacture, sale and rental of a diversified line of equipment, geographically disbursed, principally in the United States.

    Set forth below are certain summary consolidated financial data with respect to Parent excerpted or derived from financial information contained in Parent's audited Consolidated Financial Statements ("Parent Financial Statements") as of and for the years ended December 31, 1998 and 1997. The Parent Financial Statements, a copy of which has been filed with the Commission as an exhibit to
Schedule 14D-1, is incorporated herein by reference. The Parent Financial Statements may be examined and copies may be obtained at the places and in the manner set forth in Section 8 of this Offer to Purchase.

                         ATLAS COPCO NORTH AMERICA INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                        --------------------------
                                                                                            1998          1997
                                                                                        ------------  ------------
                                                                                        (IN THOUSANDS OF DOLLARS,
                                                                                          EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales & equipment rentals.........................................................  $  1,619,020  $  1,373,805
Net income............................................................................         5,134        10,089


                                                                                         YEAR ENDED DECEMBER 31,
                                                                                        --------------------------
                                                                                            1998          1997
                                                                                        ------------  ------------
BALANCE SHEET DATA:
Total current assets..................................................................  $    524,151  $    543,282
Total assets..........................................................................     2,595,410     2,536,318
Total current liabilities.............................................................     1,098,923     1,014,647
Total debt............................................................................
Stockholders' equity..................................................................     2,595,410     2,536,318

    The name, citizenship, business address, present principal occupation and material positions held during the past five years of each of the directors and executive officers of Parent and the Purchaser are set forth in Annex I to this Offer to Purchase.

    Except as described in this Offer to Purchase, none of the Purchaser, Parent, or to the best knowledge of the Purchaser or Parent, any of the persons listed in Annex I hereto, owns or has any right to acquire any Shares and none of them has effected any transaction in the Shares during the past 60 days.

    Except as set forth in this Section 9 or elsewhere in this Offer to Purchase, none of the Purchaser, the Parent or, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Annex I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser or the Parent, or, to the best of their knowledge, any of the persons listed in Annex I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. Except as described in this Offer to Purchase, none of the Purchaser, the Parent or, to the best knowledge of the Parent or the Purchaser, any of the persons listed in Annex I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

10. SOURCE AND AMOUNT OF FUNDS.

    The total amount of funds required by the Purchaser to consummate the Offer and the Merger is expected to be approximately $730 million, which amount excludes related fees and expenses.

    Parent and the Purchaser plan to obtain the necessary funds through capital contributions or advances made by Atlas Copco. Atlas Copco plans to obtain the funds for such capital contributions or advances from its available cash and working capital, or through the issuance of long- or short-term debt securities (including, without limitations, commercial paper notes), or through a combination of the foregoing.

    Atlas Copco does not expect to require funds other than as may be obtained in the manner described above, but, in support of its long- or short-term debt security programs, Atlas Copco has obtained from Credit Suisse First Boston, London Branch, an affiliate of the Dealer Manager ("CSFB"), a written financing commitment to underwrite and arrange a 364 day revolving credit facility in a maximum principal amount of US $2 billion (the "Credit Facility"). The terms of the definitive agreement providing for the Credit Facility (the "Loan Agreement") have not yet been finalized. The following is a summary of the anticipated principal terms of the Credit Facility based upon the Commitment Letter, dated June 25, 1999, between Atlas Copco and CSFB (the "Commitment Letter"). This summary is subject to finalizing the Loan Agreement, and is qualified in its entirety by reference to the Commitment Letter, which is filed as an Exhibit to the Schedule 14D-1 and is incorporated herein by reference.

    The Credit Facility will mature 364 days after signing of legal documentation for the facility. Atlas Copco may, by giving 30 days' prior notice, cancel the unutilized portion of the facility in whole or in part in minimum amounts of US $10,000,000. The Credit Facility is unsecured.

    The Credit Facility is a multi-currency revolving credit facility providing for drawing in short term advances and incorporating a sub-limit of US $250,000,000 for swingline advances. Borrowings under the Credit Facility will bear interest at a rate equal to the London Inter-bank Offered Rate for the period plus an applicable margin.

    Atlas Copco also will pay to CSFB commitment, arranger and administration fees, reimburse CSFB for certain expenses and provide certain indemnities all of which the Parent believes to be customary for commitments of this type.

    With regard to the Credit Facility, the Commitment Letter contains, and the Loan Agreement will contain, conditions precedent, representations and warranties, covenants, events of default and other provisions customary for such financings.

    In addition to the use by Atlas Copco of funds to provide financing to the Parent and the Purchaser in connection with the Offer and the Merger, Atlas Copco may utilize portions of the funds available under the Credit Facility to restructure the indebtedness of Atlas Copco, the Parent and/or the Company.

    Atlas Copco's commercial paper program involves the private placement of unsecured, commercial paper notes with maturities of up to 360 days. The commercial paper generally has an effective interest rate approximating the then market rate of interest for commercial paper of similar rating, currently approximately 5%.

    It is anticipated that any indebtedness incurred by the Parent in connection with the transactions contemplated by the Merger Agreement will be repaid from funds generated internally by the Parent and its subsidiaries (including, after the Merger, if consummated, dividends paid by the Surviving Corporation and its subsidiaries), through additional borrowings, through application of proceeds of dispositions or through a combination of two or more such sources. No final decisions have been made concerning the method the Parent will employ to repay any such indebtedness. Such decisions, when made, will be based on the Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

    The Offer is not conditioned on the obtaining of financing. The obligations and agreements of each of Parent and the Purchaser under the Merger Agreement are unconditionally guaranteed by Atlas Copco pursuant to a guaranty dated June 28, 1999 (the "Guaranty").

11. BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE COMPANY.

    On January 20, 1999, the Company and NationsRent, Inc. ("NationsRent") entered into an Agreement and Plan of Merger, dated as of January 20, 1999 (the "NationsRent Merger Agreement"), pursuant to which the Company and NationsRent would merge in a stock-for-stock transaction (the "NationsRent Merger").

    While the NationsRent Merger was pending, UR Acquisition Corporation ("UR Acquisition"), a wholly owned subsidiary of United Rentals, Inc. ("United Rentals"), and United Rentals commenced a tender offer (the "United Rentals Offer") on April 5, 1999 to purchase all outstanding Shares at a purchase price of $22.75 per Share, net to the seller in cash, without interest, subject to the terms and conditions described in the Tender Offer Statement on Schedule 14D-1 filed by United Rentals and UR Acquisition with the Commission on April 5, 1999, as amended. On April 13, 1999, United Rentals filed preliminary consent solicitation materials with the Commission to solicit the consent of the Company's stockholders to, among other things, remove the members of the Company's Board of Directors and replace them with United Rentals' nominees. United Rentals later withdrew six nominees who were executive officers and/or directors of United Rentals from its proposed slate and substituted six new nominees.

    On April 6, 1999, Lennart Johansson, Senior Vice President of Atlas Copco, contacted a representative of Merrill Lynch, to discuss recent developments in the equipment rental industry. During the conversation, Mr. Johansson made an unsolicited comment to the effect that Atlas Copco had no interest in the Company at that time.

    From April 8 through April 15, 1999, the Company Board held four meetings to discuss the United Rentals Offer and related matters, including the status of the NationsRent Merger and the adoption of the Rights Agreement. On April 16, 1999, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission announcing the Company Board's determination that the United Rentals Offer was inadequate and not in the best interests of the Company or its stockholders, and recommending that the Company's stockholders reject the United Rentals Offer and not tender their Shares pursuant to the United Rentals Offer. Also on April 16, 1999, Merrill Lynch delivered to the Company Board its written opinion dated such date as to the inadequacy of the consideration being offered in the United Rentals Offer to the Company's stockholders (other than United Rentals and its affiliates), from a financial point of view. On April 19, 1999, the Company filed preliminary consent revocation materials with the Commission to solicit against the consent solicitation of United Rentals.

    On May 20, 1999, the Company and NationsRent mutually terminated the NationsRent Merger Agreement. In light of the termination of the NationsRent Merger Agreement, the Company Board directed Merrill Lynch and Morgan Stanley, co-financial advisors to the Company, to review the strategic alternatives available to the Company, including remaining an independent public company, and to promptly report the results of their review to the Company Board. The Company Board also determined that, until the completion of the review and evaluation process, the Company Board was maintaining its recommendation against the United Rentals Offer.

    On May 24, 1999, a representative of Goldman, Sachs & Co. ("Goldman, Sachs"), financial advisor to United Rentals, attempted to contact Morgan Stanley by telephone on behalf of United Rentals. On May 25, 1999, a representative of Morgan Stanley responded to such contact and was informed by the representative of Goldman, Sachs that United Rentals would be interested in participating in any process that the Company might conduct as a result of the review and evaluation of the Company's strategic alternatives.

    On June 2, 1999, Mr. Johansson of Atlas Copco contacted Merrill Lynch. During this conversation, Mr. Johansson indicated to Merrill Lynch that, in light of the termination of the NationsRent Merger Agreement and the process being conducted by the Company Board, Atlas Copco was reevaluating its position with respect to the Company.

    At a meeting of the Company Board on June 8, 1999 in Scottsdale, Arizona (the "June 8 Meeting"), Merrill Lynch and Morgan Stanley made a joint presentation to the Company Board with respect to their ongoing review and analysis of strategic alternatives available to the Company. During the presentation, Merrill Lynch informed the Company Board that it had not changed its written opinion, dated April 16, 1999, as to the inadequacy, from a financial point of view, of the consideration being offered by United Rentals to the Company's stockholders (other than United Rentals and its affiliates) in the United Rentals Offer. Based on the joint presentation of Merrill Lynch and Morgan Stanley, the Company Board confirmed its previous determination that the United Rentals Offer was inadequate and not in the best interests of the Company or its stockholders. The Company Board also determined to continue to recommend that the Company's stockholders reject the United Rentals Offer and not tender their Shares pursuant to the United Rentals Offer and to continue to urge the Company's stockholders not to deliver consents to United Rentals to remove and replace the members of the Company Board.

    At the June 8 Meeting, Merrill Lynch and Morgan Stanley informed the Company Board of a contact received from a third party inquiring about the possibility of the Company acquiring such third party in a stock-for-stock transaction that would be accounted for as a purchase. After considering the matter, the Company Board determined, with the advice of Merrill Lynch and Morgan Stanley, not to pursue discussions at that time.

    Following the joint presentation of Merrill Lynch and Morgan Stanley at the June 8 Meeting, the Company Board discussed the matters presented and determined to further explore the strategic alternatives available to the Company. As part of the Company Board determination, the Company Board authorized its financial and legal advisors to provide forms of confidentiality/standstill agreements to third parties, including United Rentals, interested in obtaining access to the Company's senior management and reviewing confidential business and financial information of the Company.

    At the June 8 Meeting, the Company Board determined that the process of exploring the Company's strategic alternatives could result in the Company requesting and receiving formal proposals from one or more third parties to engage in a strategic transaction with the Company; could result in an agreement for a strategic transaction between the Company and a third party; could result in an auction of the Company involving multiple parties that have communicated expressions of interest in the Company; could result in a recapitalization or an investment in the Company by a third party; or could result in the Company remaining an independent public company.

    Merrill Lynch and Morgan Stanley contacted 36 potential strategic acquirors and financial investors regarding a potential acquisition of the Company, a leveraged buyout of the Company or a minority investment in the Company. A form of confidentiality/standstill agreement was distributed to third parties expressing an interest in participating in the Company's process, including United Rentals and Atlas Copco. Merrill Lynch and Morgan Stanley also continued to consider other strategic alternatives, including the Company remaining an independent public company and certain recapitalization transactions involving the Company. From June 9 through June 24, 1999, nine third parties executed confidentiality/standstill agreements with the Company. Subsequent to June 11, 1999, counsel to the Company negotiated the terms of a confidentiality/standstill agreement with counsel to United Rentals. The Company attempted to negotiate a confidentiality/standstill agreement with United Rentals which took into account the Company's process, United Rentals' participation in the process and United Rentals' pending tender offer and consent solicitation. These negotiations did not result in any agreement.

    On June 9, 1999, a representative of Merrill Lynch discussed the Atlas Copco confidentiality/standstill agreement with Mr. Johansson. Mr. Johansson indicated to Merrill Lynch that representatives of Atlas Copco would be traveling to the United States from Sweden during the week of June 14, 1999 and were available to conduct due diligence and meet with the Company's senior management during that week. Mr. Johansson further indicated that Atlas Copco desired to move quickly and was unwilling to participate in an auction involving the Company.

    On June 10, 11, 14 and 16, 1999, the Company's senior management and representatives of Merrill Lynch and Morgan Stanley met with financial investors which had expressed an interest in making a minority investment in the Company and which had executed a confidentiality/standstill agreement. One of these financial investors indicated an interest in reviewing due diligence materials and, on June 21 and 22, 1999, conducted its due diligence review and engaged in further discussions with the Company's senior management in Scottsdale, Arizona.

    From June 11 through June 13, 1999, counsel to Atlas Copco and counsel to the Company negotiated the terms of a confidentiality/standstill agreement. On June 14, 1999, Atlas Copco executed the Confidentiality/
Standstill Agreement. From June 14 through June 16, 1999, Atlas Copco, its legal counsel and its financial advisor, Credit Suisse First Boston Corporation, conducted a due diligence review of the Company in Scottsdale, Arizona and met with the Company's senior management.

    In connection with the process of reviewing and evaluating strategic alternatives, the Company received preliminary communications during the week of June 14, 1999 from third parties expressing an interest in making an investment in or acquiring the Company at a price per Share in excess of the $22.75 per Share being offered by United Rentals.

    During the week of June 21, 1999, three third parties, each of which was a party to a confidentiality/ standstill agreement with the Company, were furnished access to due diligence materials and the Company's senior management in Scottsdale, Arizona.

    On June 18, 1999, Merrill Lynch and Mr. Johansson engaged in a conversation regarding follow-up due diligence and related matters. Following a meeting of the Atlas Copco board of directors on June 22, 1999, Mr. Johansson contacted Merrill Lynch. During the conversation, Mr. Johansson emphasized that it was the view of the Atlas Copco board of directors that Atlas Copco would not participate in an auction, that it would not make a proposal without assurances that the Company would not shop such proposal and that it would withdraw any proposal that it made if the Company sought to shop such proposal. The possibility of Atlas Copco submitting a proposal to the Company was the subject of further discussions on June 23 and June 24, 1999 between Mr. Johansson and Merrill Lynch and between counsel for the Company and counsel for Atlas Copco.

    On June 24, 1999, the Company Board held a telephonic meeting at which outside legal counsel to the Company advised the Company Board of its fiduciary duties and updated the Company Board on the status of negotiations with United Rentals concerning the confidentiality/standstill agreement. Merrill Lynch, Morgan Stanley and the Company's senior management updated the Company Board on the status of the review of strategic alternatives, including the status of third parties participating in the process. Merrill Lynch related to the Company Board its conversations with Mr. Johansson.

    On June 25, 1999, at the invitation of the Company, Parent submitted a written proposal (as supplemented on June 26, 1999, the "Proposal"). Under the Proposal, Parent offered to acquire the Company at a price of $29.00 per Share in a transaction structured as a cash tender offer followed by a second-step merger. The Proposal was not conditioned upon additional due diligence or the receipt of financing for the transaction.

    From June 26 through June 27, 1999, the Company and Atlas Copco and their respective advisors negotiated the terms of the Merger Agreement and related documents. On June 27, 1999, the Company Board held a meeting in Los Angeles, California (the "June 27 Meeting") with all members except Martin R. Reid attending to discuss the Proposal. At the June 27 Meeting, outside legal counsel to the Company reviewed with the Company Board its fiduciary duties. Merrill Lynch and Morgan Stanley reviewed the results of the process of exploring the Company's strategic alternatives. Merrill Lynch and Morgan Stanley made a joint presentation to the Company Board with respect to the Proposal, including the Offer and the Merger, and Merrill Lynch and Morgan Stanley delivered their respective oral opinions to the effect that the consideration to be received by the Company's stockholders pursuant to the Merger Agreement was fair to such stockholders from a financial point of view.

    During the joint presentation, Merrill Lynch and Morgan Stanley advised the Company Board that, while United Rentals was not likely to increase its $22.75 per Share offer price to a price in excess of $29.00 per Share in the absence of the Offer and the Merger. Merrill Lynch and Morgan Stanley also advised the Company Board that there could be no assurance that United Rentals would offer a price in excess of $29.00 per Share in light of the financial implications of such a price per Share to United Rentals. Merrill Lynch further advised the Company Board of its conversations with Mr. Johansson to the effect that Atlas Copco was unwilling to participate in an auction and would withdraw the Proposal if the Company sought to shop such proposal to any third party. Merrill Lynch and Morgan Stanley advised the Company Board that, in their view, the provisions of the Merger Agreement concerning the amounts payable to Parent in the event of a termination would not preclude United Rentals or other third parties from submitting a proposal to acquire the Company.

    Following the joint presentation of Merrill Lynch and Morgan Stanley and the discussions of the Company Board with respect thereto, outside legal counsel to the Company reviewed with the Company Board the terms of the Merger Agreement, including the provisions of the Merger Agreement (1) permitting the Company to furnish non-public information concerning the Company and its business, properties or assets to, and to engage in discussions or negotiations with, any third party which has indicated an interest in making a bona fide acquisition proposal, if the Company Board concludes in good faith after consulting with its outside legal counsel and financial advisors that such action is consistent with the discharge of its fiduciary duties to the Company's stockholders under applicable law and (2) the termination provisions and the circumstances in which a termination fee would be payable to Parent.

    After discussing these matters, the Company Board, by the unanimous vote of all members attending, determined to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to authorize the Company to execute and deliver the Merger Agreement. The Company Board further determined that the Offer and the Merger were fair to and in the best interests of the Company's stockholders and that the Merger Agreement was advisable and to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

    On June 28, 1999, Merrill Lynch and Morgan Stanley delivered to the Company Board their respective written opinions dated such date to the effect that the consideration to be received by the Company's stockholders pursuant to the Merger Agreement was fair to such stockholders from a financial point of view.

    On June 28, 1999, the Company, Parent and the Purchaser entered into the Merger Agreement. After the Company announced that it had entered into the Merger Agreement, United Rentals issued a press release on June 28, 1999 stating that it was terminating the United Rentals Offer and its consent solicitation.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY.

    The purpose of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, is to enable the Parent to acquire control of, and the entire equity interest in, the Company.

    Pursuant to the DGCL and the Certificate of Incorporation (the "Charter") of the Company, adoption by the Company Board and the affirmative vote of the holders of a majority of the outstanding shares of the Company entitled to vote thereon and, if a class or series is entitled to vote as a class, the affirmative vote of the holders of a majority of the outstanding shares of the class or series, is required to approve the Merger Agreement. If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger Agreement without the affirmative vote of any other stockholder.

    In the Merger Agreement, the Company has agreed that, if approval of the Merger by stockholders of the Company is required by the DGCL or the Company's Charter and By-laws, the Company shall, as soon as practicable following the acquisition by the Purchaser of the Shares pursuant to the Offer, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the stockholders' approval. Parent has agreed that all Shares owned by the Purchaser or any other subsidiary of Parent will be voted in favor of approval of the Merger Agreement.

    SHORT FORM MERGER. Under Section 253 of the DGCL, if the Purchaser acquires at least 90% of the outstanding Shares, the Purchaser will be able to approve the Merger without a vote of the Company's stockholders. In such event, the Purchaser anticipates that it will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition without a meeting of the Company's stockholders. If the conditions to the Purchaser's obligation to purchase Shares in the Offer are satisfied prior to the tender of 90% of the outstanding Shares being tendered in the Offer, the Purchaser may, subject to certain limitations set forth in the Merger Agreement, delay its purchase of the Shares tendered to it in the Offer. See Section 1. If the Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a significantly longer period of time may be required to effect the Merger, because a vote of the Company's stockholders would be required under the DGCL. Pursuant to the Merger Agreement, the Company has agreed to take all action necessary under the DGCL and its Charter and Bylaws to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholders' vote is required. If the Purchaser owns a majority of the outstanding Shares, approval of the Merger can be obtained without the affirmative vote of any other stockholder of the Company.

    APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company will have certain rights under the Section 262 of DGCL to dissent and demand appraisal of and to receive payment in cash for the fair value of their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders of their Shares. In addition, such dissenting stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, a Delaware court would be required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger
v. UPO, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceedings. Therefore, the value so determined in any appraisal could be more or less than the purchase price per Share pursuant to the Offer or the consideration per share to be paid in the Merger.

    In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rablin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority stockholders in a cash out merger is the right to appraisal described above, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

    RULE 13E-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may, under certain circumstances, be applicable to the Merger or another business combination in which the Purchaser seeks to acquire the remaining Shares not held by it following the purchase of Shares pursuant to the Offer. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the termination of the Offer at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

    PLANS FOR THE COMPANY. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing the Company's potential contribution to Parent's business.

    Except as indicated in this Offer to Purchase, Parent does not have any current plans or proposals which relate to or would result in any of the following: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board of Directors or management of the Company; any material change in the Company's present capitalization or dividend policy; or any other material change in the Company's corporate structure or business. Notwithstanding the foregoing, following the acquisition of Shares pursuant to the Offer, the Purchaser may designate a majority of the members of the Board of Directors of the Company. In addition, assuming the designation of directors as aforesaid and so long as there are holders of Shares other than Parent or any of its subsidiaries, Parent expects that the Board of Directors would not declare dividends on the Shares.

13. THE TRANSACTION DOCUMENTS.

    The following summaries of certain provisions of the Merger Agreement, the Guaranty (as defined herein) and the Confidentiality/Standstill Agreement (as defined herein), copies of which are filed as exhibits to the Schedule 14D-1, are qualified in their entirety by reference to the text of such documents.

    THE MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger
Agreement, a copy of which is filed as an Exhibit   hereto and is incorporated
by reference herein.

    THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and conditions of the Merger Agreement and subject to the prior satisfaction or waiver of the conditions to the Offer (as set forth in Annex A to the Merger Agreement), the Purchaser will, and Parent will cause the Purchaser to, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as permitted under applicable law. The Merger Agreement provides that, without the prior written consent of the Company, neither Parent nor the Purchaser will (i) decrease the Offer Price, (ii) decrease the number of Shares sought pursuant to the Offer or change the form of consideration payable in the Offer, (iii) change or amend the conditions to the Offer or impose additional conditions to the Offer, (iv) change the expiration date of the Offer, or (v) otherwise amend, add or waive any term or condition of the Atlas Offer in any manner adverse to the holders of Shares; PROVIDED, HOWEVER, that if on any scheduled expiration date of the Offer any conditions to the Offer have not been satisfied or waived, the Purchaser may, and at the request of the Company shall, from time to time, extend the expiration date of the Offer for up to 5 additional business days (but in no event shall the Purchaser be required to extend the expiration date of the Offer beyond the 120th day following commencement of the Offer unless the Offer is on or after such date being extended due to the occurrence of certain events as described in Annex A to the Merger Agreement, in which case the Offer may be required by the Company to be extended to the 180th day following commencement of the Offer). Notwithstanding the foregoing, the Purchaser may, (i) without the consent of the Company, extend the Offer for any period required by any applicable law, including without limitation, any rule, regulation, interpretation or position of the Commission applicable to the Offer and (ii) make a one-time extension of the Offer if the conditions to the Offer shall have been satisfied or waived and the number of Shares that have been validly tendered and not withdrawn represent more than 50% but less than 90% of the total issued and outstanding Shares on a fully diluted basis; PROVIDED, HOWEVER, that in no event shall the extension permitted under the foregoing clause (ii) exceed, in the aggregate, 10 business days. Notwithstanding anything to the contrary in the Merger Agreement, Parent may extend the Offer during (but only to the end of) the period in which the Company is attempting to cure a breach pursuant to the terms of the Merger Agreement. Parent and the Purchaser agree, subject to the terms and conditions of the Merger Agreement, to use their best efforts to consummate the Offer.

    COMPOSITION OF THE COMPANY BOARD. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, not less than a majority of the total issued and outstanding Shares on a fully diluted basis pursuant to the Offer, the Purchaser shall be entitled to designate such number of members of the Company Board rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the Company Board (giving effect, if applicable, to (i) the number of newly created directorships if the size of the Company Board is increased and (ii) the number of vacancies if the resignation of any directors is secured pursuant to the Merger Agreement) multiplied by the percentage that such number of Shares then owned beneficially or of record in the aggregate by the Purchaser or Parent of the total issued and outstanding Shares on a fully diluted basis; PROVIDED, HOWEVER, that until the Effective Time there shall be at least two members of the Company Board who are directors of the Company as of the date of the Merger Agreement ("Continuing Directors") and Parent and the Purchaser shall use their best efforts to ensure that at least two Continuing Directors serve as directors of the Company until the Effective Time. Upon the written request of the Purchaser, the Company shall, on the date of such request, either increase the size of the Company Board or use its reasonable efforts to secure the resignations of such number of its incumbent directors as is necessary to enable the Purchaser's designees to be so elected to the Company Board.

    Following the time that the Purchaser's designees to the Company Board as described above constitute at least a majority of the Company Board and until the Effective Time, any (i) amendment or termination of the Merger Agreement,
(ii) amendment to the certificate of incorporation or the bylaws of the Company,
(iii) extension of time for the performance or waiver of the obligations or other acts of Parent or the Purchaser or waiver of the Company's rights hereunder, or (iv) action by the Company with respect to the Merger Agreement and the transactions contemplated thereby which materially and adversely affects the interests of the stockholders of the Company, shall require, in addition to any other affirmative vote required under DGCL, the affirmative vote of not less than a majority of (i) the entire the Company Board, which majority shall include the concurrence of a majority of the Continuing Directors or (ii) to the extent permitted under the DGCL, a committee of the Company Board consisting of only Continuing Directors; PROVIDED,

HOWEVER, that if the foregoing provisions relating to the concurrence of a majority of Continuing Directors or approval by a committee consisting of Continuing Directors are invalid or incapable of being enforced under applicable law, then neither Parent nor the Purchaser shall approve (either in its capacity as a stockholder or as a party to the Merger Agreement, as applicable), and Parent and the Purchaser shall use their reasonable efforts to prevent the occurrence of, any of the actions referred to above unless such actions shall have received the unanimous approval of the entire the Company Board.

    An Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder is attached as
SCHEDULE I to the Company's Schedule 14D-9.

    THE MERGER. Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, and in accordance with the DGCL, as soon as practicable following completion of the Offer, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the Surviving Corporation and as a wholly-owned subsidiary of Parent. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, the Purchaser or the holder of any Shares or any shares of capital stock of the Purchaser, each issued and outstanding Share (other than (i) Shares owned by the Company or by a wholly owned subsidiary of the Company or by Parent, the Purchaser or any other wholly owned subsidiary of Parent and (ii) Shares held by stockholders of the Company who have properly demanded appraisal of such holder's Shares in accordance with the DGCL) will be converted into the right to receive the Offer Price, without interest (the "Merger Consideration"). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be retired and shall cease to be outstanding, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive upon the surrender of such certificate, the Merger Consideration. At the Effective Time, each issued and outstanding share of capital stock of the Purchaser shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    The Merger Agreement provides that, at the Effective Time and without any further action on the part of the Company or the Purchaser, the certificate of incorporation and bylaws of the Company shall be amended in its entirety to read as the certificate of incorporation and bylaws, respectively, of the Purchaser read as in effect immediately prior to the Effective Time and, as so amended, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, provided that the certificate of incorporation shall be amended to reflect "Rental Service Corporation" as the name of the Surviving Corporation.

    In addition, pursuant to the Merger Agreement, the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

    The Company has also agreed pursuant to the Merger Agreement that, if required by the DGCL or the Company's certificate of incorporation or bylaws in order to consummate the Merger, the Company shall, as soon as practicable following the acquisition by the Purchaser of Shares pursuant to the Offer, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting on the Merger Agreement and the Merger (the "Stockholders Meeting"). If required by applicable law, as soon as practicable following Parent's request, the Company and Parent shall prepare and file with the Commission a proxy statement with respect to the Stockholders Meeting. Notwithstanding the foregoing, in the event Parent, the Purchaser and/or any other subsidiary of Parent beneficially owns, in the aggregate, at least 90% of the outstanding Shares, the Company shall not be required to call the Stockholders Meeting or to file or mail such proxy statement, and the Company, Parent and the Purchaser shall, at the request of Parent or the Company and subject to the terms and conditions of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for Shares by the

Purchaser pursuant to the Offer without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made various customary representations and warranties to Parent and the Purchaser with respect to, among other matters, corporate organization and good standing, its subsidiaries, capital structure, authority and no conflicts, consents and approvals, reports and financial statements, information supplied, compliance with law, litigation, tax matters, absence of certain changes or events, material contracts, employee benefit and labor matters, environmental matters, intellectual property, no brokers or finders, opinions of financial advisors, the Company Board recommendation, insurance, its rental fleet, certain business practices, properties and compliance with Arizona statutes. The Parent and the Purchaser have made various customary representations and warranties to the Company with respect to, among other matters, corporate organization and good standing, capital structure, authority and no conflicts, consents and approvals, reports and financial statements, information supplied, no brokers or finders and financing.

    COVENANTS AND OTHER AGREEMENTS. Except as permitted by the Merger Agreement or to the extent consented to in writing by Parent, which consent shall not be unreasonably withheld or delayed, the Merger Agreement obligates the Company (and its subsidiaries under certain circumstances) during the period from the date of the Merger Agreement to the Effective Time, among other things, (i) to carry on its businesses in the usual, regular and ordinary course in all material respects, and use all reasonable efforts to preserve intact its present business organizations and preserve their relationships with customers, suppliers and others having business dealings with the Company, (ii) not to declare or pay any dividends on or make other distributions in respect of any of its capital stock, (iii) not to split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, (iv) not to repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable or exchangeable for any shares of its capital stock except as otherwise permitted under certain option agreements to effect cashless option exercises, (v) not to issue, deliver, sell, pledge or otherwise encumber (except as pledged on the date hereof and disclosed by the Company to Parent in connection with the Merger Agreement or in its Commission reports), or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any voting debt or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or voting debt, or enter into any agreement with respect to any of the foregoing (other than the issuance of Shares upon the exercise of stock options or stock appreciation rights outstanding on the date of the Merger Agreement), (vi) not to amend or propose to amend its certificate of incorporation or bylaws, (vii) not to incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or guarantee any debt securities of other persons other than intercompany debt or in the ordinary course of business, including, without limitation, indebtedness for acquisitions made in the ordinary course of business, consistent with past practices and involving an aggregate purchase price not exceeding $10 million,
(viii) not to make any loans, advances or capital contributions to, or investments in, any other person, other than intercompany loans or in the ordinary course of business, (ix) not to pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business, and (x) not to increase the compensation payable or to become payable to any of its executive officers or employees or take any action with respect to the grant of any severance or termination pay, or stay, bonus or other incentive arrangement (other than pursuant to benefit plans and policies in effect on the date of the Merger Agreement), except, among other things, any such increases or grants made in the ordinary course of business.

    In addition to the foregoing, the Company shall not (i) revalue any of its assets in any material respect other than in the ordinary course of business or as required by generally accepted accounting principles; (ii) sell, lease or otherwise encumber any of its properties or assets other than any such property or assets the value of which does not exceed $250,000 individually or $2,000,000 in the aggregate; (iii) make any capital expenditures except capital expenditures which do not exceed $100 million (of which $85 million is for capital expenditures committed for which the properties have not yet been received) in the aggregate; (iv) adopt a plan of complete or partial liquidation or dissolution; (v) change any material accounting principle; or (vi) settle or compromise any litigation or contractual dispute other than settlements or compromises where amounts paid by the Company do not exceed $250,000 or, in the aggregate, $1,000,000.

    Each of the Company and Parent shall cooperate with each other and use (and shall cause their respective subsidiaries to use) its reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under the Merger Agreement and applicable laws to consummate the Offer and consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable.

    TRANSACTION PROPOSALS. The Merger Agreement provides that, prior to the termination of the Merger Agreement, the Company will not (whether directly or indirectly through advisors, agents or other intermediaries), and will not authorize or permit any of its officers, directors, agents, representatives or advisors to:

    (i) solicit, initiate or knowingly encourage or facilitate the submission of inquiries, proposals or offers from any person (other than the Purchaser or Parent) relating to (A) any acquisition or purchase of over 20% of the consolidated assets of the Company or of over 20% of any class of equity securities of the Company, (B) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any third party beneficially owning over 20% of any class of equity securities of the Company, or (C) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company other than the transactions contemplated by the Merger Agreement (collectively, "Transaction Proposals");

    (ii) agree to or recommend to its stockholders any Transaction Proposal; or

    (iii) enter into or participate in any discussions or negotiations regarding a Transaction Proposal, or furnish to any person (other than Parent, the Purchaser or any of their representatives) any information with respect to its business, properties or assets in connection with a Transaction Proposal;

PROVIDED, HOWEVER, that nothing in the Merger Agreement prohibits the Company (either directly or indirectly through advisors, agents or other intermediaries) from (A) furnishing information pursuant to appropriate terms of confidentiality concerning the Company and its business, properties or assets to a third party who has indicated an interest in making a bona fide Transaction Proposal (provided, that if such confidentiality terms are less favorable to the Company in any material respect than the terms of the Confidentiality/ Standstill Agreement (as defined below), that the Confidentiality/Standstill Agreement shall be deemed amended to provide for such more favorable confidentiality terms), (B) engaging in discussions or negotiations with such third party, (C) following receipt of a bona fide Transaction Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (D) following receipt of a bona fide Transaction Proposal, failing to make or withdrawing or modifying its recommendation and/or declaration of advisability of the Offer and/or adoption of the Merger Agreement, and to the extent it does so, the Company may refrain from calling, providing notice of and holding the Company Stockholders Meeting to adopt the Merger Agreement and from soliciting proxies or consents to secure the vote or written consent of its stockholders to adopt the Merger Agreement,
(E) waiving the provisions of any confidentiality and/or standstill agreement to which the Company is a party (provided, that the Company shall be deemed to simultaneously waive any such provisions of the Confidentiality/Standstill Agreement), (F) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction and/or (G) making any disclosure or filing required by law (including, without limitation, Delaware state law and the rules and regulations promulgated under the federal securities laws), stock exchange rules or the rules, regulations, order or request of any governmental entity (including the Commission), but in each case referred to in the foregoing clauses

(A) through (E) only to the extent that the Company Board shall have concluded in good faith after consulting with its outside legal counsel and financial advisor that such action is consistent with the discharge of its fiduciary duties to the stockholders of the Company under applicable law; PROVIDED, FURTHER, that the Company Board shall not take any of the foregoing actions referred to in clauses (A) through (D) above, until after 24 hours notice to Parent with respect to such action. The Company Board shall, to the extent that it has concluded in good faith after consulting with its outside legal counsel and financial advisors that such action is consistent with the discharge of its fiduciary duties to the stockholders of the Company under applicable law, promptly inform Parent of the initial material terms and conditions of such Transaction Proposal and the identity of the person making it.

    The Merger Agreement further provides that, upon execution of the Merger Agreement, the Company shall immediately cease and cause its advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations conducted prior to the date of the Merger Agreement with respect to any Transaction Proposal with any party other than Parent, the Purchaser or their representatives, and shall, upon consummation of the Offer, use its reasonable best efforts to cause any such other party in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of such party. Notwithstanding anything to the contrary contained in the Merger Agreement, prior to the Effective Time, the Company may, in connection with a possible Transaction Proposal, refer any third party to such sections of the Merger Agreement which discuss the foregoing and to make a copy of such sections available to them.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. Pursuant to the Merger Agreement, Parent and the Surviving Corporation shall cause to be maintained in effect (i) for a period of six years after the Effective Time, the current provisions regarding indemnification of current or former officers and directors (each an "Indemnified Party") contained in the certificate of incorporation or the bylaws of the Company or its subsidiaries and in any agreements between an Indemnified Party and the Company or its subsidiaries, provided that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any claim or claims shall continue until final disposition of any and all such claims, and (ii) for a period of six years, policies of directors' and officers' liability insurance and fiduciary liability insurance equivalent to the current policies maintained by the Company (the "D&O Insurance") and which are, in the aggregate, no less advantageous to the insured and (provided that any substitution of policies shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time) with respect to claims arising from facts or events that occurred on or before the Effective Time, provided, that (A) the Company following the Merger shall not be required to spend in excess of 200% of the amount spent on current annual premiums for the D&O Insurance (the "Premium Limit") per year therefor; PROVIDED, FURTHER that if the Company following the Merger would be required to spend in excess of the Premium Limit per year to obtain insurance having the maximum available coverage under such D&O Insurance policies, the Company will be required to spend up to such amount to maintain or procure insurance coverage pursuant hereto, subject to availability of such (or similar) coverage and (B) such policies may in the sole discretion of the Company be one or more "tail" policies for all or any portion of the full six year period, provided that such "tail" policies, contain terms and conditions and provide coverage no less advantageous to the insureds than the terms, conditions and coverage in the D&O Insurance. the Company agrees that in the event it would be required to spend in excess of the Premium Limit per year to obtain insurance having the maximum available coverage under D&O Insurance policies, the Company will notify the officers and directors who are the beneficiaries thereof and permit such officers and directors to pay any excess amount over the Premium Limit which may be necessary to maintain such policies.

    In addition, for a period of six years after the Effective Time (provided that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any claim or claims shall continue until final disposition of any and all such claims), Parent shall indemnify the Indemnified Parties to the same extent as such Indemnified Parties are entitled to indemnification under the instruments described and to the extent set forth in clause (i) above. The Merger Agreement also provides that Parent will pay as incurred the reasonable fees and expenses of counsel selected by the Indemnified Party and reasonably acceptable to Parent (including the cost of any investigation and preparation and the cost of any appeal) incurred in connection therewith in the event any such Indemnified Party is or becomes involved in any action, proceeding or investigation in connection with any matter occurring prior to or on the Effective Time.

    TREATMENT OF OPTIONS AND CERTAIN OTHER STOCK INTERESTS IN THE MERGER; EMPLOYEE BENEFITS. At the Effective Time, each unexpired and unexercised outstanding option, whether or not then vested or exercisable in accordance with its terms, to purchase Shares (the "Options") previously granted by the Company or its subsidiaries under any plan, agreement or arrangement (collectively, the "the Company Equity Plans") shall be automatically converted into the right to receive from Parent, at the Effective Time, cash in an amount equal to the product of (i) the Merger Consideration minus the exercise price per share under such Option, multiplied by (ii) the number of Shares which may be purchased upon exercise of such Option (whether or not then exercisable or vested), less any required withholding, and thereupon each Option shall terminate and each holder thereof shall have no further rights to any Shares. Prior to the Effective Time, the Company will take all action necessary to (i) shorten the offering period under the Company's Employee Qualified Stock Purchase Plan (as described in
SCHEDULE I to the Company's Schedule 14D-9) in which the Effective Time occurs so that such offering period terminates on the day prior to the Effective Time, and (ii) terminate the Employee Qualified Stock Purchase Plan effective as of the Effective Time. Immediately prior to the Effective Time, the restrictions on all shares of restricted stock shall lapse and each such share of restricted stock shall be fully vested and, at the Effective Time, shall be subject to conversion pursuant to the Merger Agreement into the right to receive the Merger Consideration, less any applicable withholding thereon. Similarly, at the Effective Time, each right of a person to be issued Shares, whether or not then vested or otherwise matured previously granted by the Company in connection with an acquisition (an "Issue Right"), shall be automatically converted into the right to receive from Parent, at the Effective Time, cash in an amount equal to the product of (i) the Merger Consideration, multiplied by (ii) the number of Shares issuable pursuant to such Issue Right.

    In addition, Parent agrees that, and shall take all necessary action to ensure that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company will continue to be provided with (whether by Parent, the Surviving Corporation or otherwise) employee benefit plans (other than stock option or other plans involving the potential issuance of securities of the Company and other incentive or performance based programs or arrangements) which in the aggregate are not materially less favorable to those currently provided by the Company to such employees, to the extent permitted under laws and regulations in force from time to time; PROVIDED, HOWEVER, that subject to compliance with this paragraph, Parent reserves the right to review all employee benefits after the Effective Time and to make such changes as it deems appropriate. Parent intends to cause the Surviving Corporation to provide or enter into incentive and performance based compensation plans or arrangements with management employees of the Company, the purpose of which will be to provide such management employees with incentive and performance based compensation at levels of benefits and performance targets which are to replace the incentive and performance based compensation that such management employees are eligible to participate in and receive from the Company on the date hereof (excluding any equity based incentive plans). For purposes of determining eligibility to participate, waiting periods, vesting and accrual or entitlement to benefits where length of service is relevant under any employee benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective subsidiaries, employees of the Company and its subsidiaries as of the Effective Time shall receive service credit for service with the Company and its subsidiaries to the same extent such service credit was granted under the Company's employee benefit plans, programs, arrangements or contracts, subject to offsets for previously accrued benefits and no duplication of benefits. Parent shall cause the Surviving Corporation to assume and honor in accordance with their terms all written employment, severance and termination plans and agreements (including change in control provisions) of employees of the Company and its subsidiaries as in effect on the closing date of the Merger, subject to all rights to amend or terminate as set forth in the Merger Agreement and certain other agreements, plans and policies disclosed by the Company to Parent in connection with the Merger Agreement but excluding any obligations regarding compensation plans linked to equity performance or earnings per Share.

    CONDITIONS TO THE CONSUMMATION OF THE MERGER. Pursuant to the Merger Agreement, the respective obligations of Parent, the Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (i) the Company shall have obtained all approvals of holders of shares of capital stock of the Company necessary to approve the Merger Agreement and all the transactions contemplated thereby (including the Merger) to the extent required by law, (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect and have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, (iv) all required consents and all other authorizations, consents, orders and approvals of, and declarations and filings with, and all expirations of waiting periods imposed by, any governmental entity which, if not obtained in connection with the consummation of the transactions contemplated thereby, could reasonably be expected to have a material adverse effect on the Company or materially impair or delay the ability of the Company, Parent or the Purchaser to consummate the transactions contemplated hereby shall have been obtained, waived, declared or filed or have occurred, as the case may be, and all such approvals shall be in full force and effect, and (v) the Purchaser shall have commenced the Offer and shall have purchased, pursuant to the terms and conditions of the Atlas Offer, all Shares duly tendered and not withdrawn.

    TERMINATION. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, by action taken by the board of directors of the terminating party, whether before or after approval of the Merger Agreement and the transactions contemplated thereby by the Company's stockholders:

    (a) by mutual written consent of Parent and the Company;

    (b) by either the Company or Parent if the Merger shall not have been consummated by the date which is six months from the date of the Merger Agreement, provided that such date shall be extended to the date which is nine months from the date of the Merger Agreement in the event the conditions to the Merger have been or are capable of being satisfied at the time of such extension other than certain conditions which have been or are reasonably capable of being satisfied on or prior to the date which is nine months from the date of the Merger Agreement (such date, as it may be so extended, shall be referred to herein as the "Outside Date"); provided further that the right to terminate the Merger Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation or condition under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date and shall not be available to Parent if it has purchased Shares pursuant to the Offer;

    (c) By the Company or Parent if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided that Parent may terminate the Merger Agreement pursuant to this paragraph only if Parent's or the Purchaser's termination or withdrawal of the Offer is not in violation of the terms of the Merger Agreement or the Offer;

    (d) By either the Company or Parent if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall have used their reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of the Merger Agreement) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

    (e) By either Parent or the Company if any approval by the Company's stockholders required for the consummation of the Merger or the other transactions contemplated by the Merger Agreement shall not have been obtained at the Stockholders Meeting or any adjournment thereof by reason of the failure to obtain the required vote at a duly held meeting of the Company's stockholders or at any adjournment thereof;

    (f) By Parent, prior to the payment by the Purchaser for Shares pursuant to the Offer, if (1) the Company Board shall have withdrawn or materially and adversely modified its recommendation of the Offer or the adoption of the Merger Agreement (it being understood, however, that for all purposes of the Merger Agreement, the fact that the Company has supplied any person with information regarding the Company or has entered into discussions or negotiations with such person as permitted by the Merger Agreement, or the disclosure of such facts, shall not be deemed a withdrawal or modification of the Company Board recommendation of the Offer or the adoption of the Merger Agreement); (2) the Company Board shall have recommended to the stockholders of the Company that they approve a Transaction Proposal other than transactions contemplated by the Merger Agreement and at least two business days have elapsed since the recommendation; or (3) a tender offer or exchange offer that, if successful, would result in any person or "group" becoming a "beneficial owner" (such terms having the meaning ascribed under Regulation 13D under the Exchange Act) of 50% or more of the outstanding Shares is commenced (other than by Parent or an affiliate of Parent) and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer;

    (g) By the Company, prior to the payment by the Purchaser for Shares pursuant to the Offer, if the Company, following receipt of a bona fide Transaction Proposal, fails to make or withdraw or modify its recommendation and/or declaration of advisability of the Atlas Offer and/or adoption of the Merger Agreement;

    (h) By Parent, prior to the payment by the Purchaser for Shares pursuant to the Offer, upon a material breach of any covenant or agreement on the part of the Company set forth in the Merger Agreement, or if (1) any representation or warranty of the Company that is qualified as to materiality shall have become untrue, or (2) any representation or warranty of the Company that is not so qualified shall have become untrue in any material respect; PROVIDED, HOWEVER, that if such breach is capable of being cured by the Company prior to the 21st day following written notice of such breach by the Parent to the Company through the exercise of its best efforts, so long as the Company continues to exercise such best efforts, Parent may not terminate the Merger Agreement pursuant to this paragraph prior to such 21st day; or

    (i) By the Company, upon a material breach of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement, or if (1) any representation or warranty of Parent or the Purchaser that is qualified as to materiality shall have become untrue or (2) any representation or warranty of Parent or the Purchaser that is not so qualified shall have become untrue in any material respect; PROVIDED, HOWEVER, that, if such breach is capable of being cured by Parent prior to the 21st day following written notice of such breach by Parent to the Company through the exercise of best efforts, so long as Parent continues to exercise such best efforts, the Company may not terminate the Merger Agreement pursuant to this paragraph prior to such 21st day;

    (j) By the Company, if the Purchaser shall have failed to commence the Offer within the five business day period specified in the Merger Agreement or the Purchaser fails to pay for validly tendered Shares in violation of the terms of the Offer or the Merger Agreement; or

    (k) By Parent or the Company, if the Offer terminates or expires on account of the failure of any condition specified in the Merger Agreement without the Purchaser having purchased any Shares thereunder (provided that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of any such condition).

    TERMINATION FEES AND EXPENSES. The Merger Agreement provides that in the event that the Merger Agreement is terminated pursuant to paragraph (f) or (g) described under the heading "Termination" in the response to this Item 13 above, the Company shall pay Parent a cash fee of $20,000,000, which amount shall be payable by wire transfer of immediately available funds no later than two business days after such termination.

    AMENDMENTS; WAIVER. The Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the Company's stockholders, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of the New York Stock Exchange, Inc. (the "NYSE") requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. At any time prior to the Effective Time, the parties to the Merger Agreement, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (1) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (2) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto, and (3) waive compliance with any of the agreements or conditions contained therein. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. No delay on the part of any party to the Merger Agreement in exercising any right, power or privilege thereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party thereto of any right, power or privilege thereunder operate as a waiver of any other right, power or privilege thereunder, nor shall any single or partial exercise of any right, power or privilege thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege thereunder. The failure of any party to the Merger Agreement to assert any of its rights thereunder or otherwise shall not constitute a waiver of those rights.

    GUARANTY

    In connection with the execution of the Merger Agreement, Atlas Copco executed a guaranty, dated as of June 28, 1999 (the "Guaranty"), pursuant to which Atlas Copco unconditionally guarantees to RSC the prompt payment and performance of the obligations and agreements of the Parent and the Purchaser under the Merger Agreement. The guaranty obligation terminates immediately following the earlier of (1) the Effective Time, and (2) the termination of the Merger Agreement.

    CONFIDENTIALITY/STANDSTILL AGREEMENT

    Pursuant to the terms, of a confidentiality/standstill letter agreement, dated as of June 14, 1999, between the Company and Atlas Copco (the "Confidentiality/Standstill Agreement"), Atlas Copco agreed, on its behalf and on behalf of its affiliates, including the Parent and the Purchaser, and representatives, to, among other things, (i) keep confidential certain business and financial information concerning the Company and its subsidiaries and (ii) for a period of one year not to, without the prior written consent of the Company or the Company Board, among other things; (A) acquire directly or indirectly, by purchase or otherwise, of any securities (or beneficial ownership thereof), or rights to acquire any securities, of the Company or any subsidiary thereof; (B) effect, cause or participate in, directly or indirectly, any tender or exchange offer, merger, consolidation or other business combination involving the Company; (C) solicit proxies or written consents as to any voting securities of the Company (or seek to advise or influence any person with respect to the voting of any voting securities of the Company); (D) act, alone or in concurrent with others, to seek to control or influence the Company's management, the Company Board or the Company's policies or propose any matter for submission to a vote of the Company's stockholders; or (E) enter into any discussions or arrangements with any third party with respect to any of the foregoing or advise, assist, encourage, finance or seek to persuade others to take any action with respect to the foregoing. In addition, Atlas Copco agreed, on its behalf and on behalf of its affiliates, including Parent and the Purchaser, that for a period of one year it would not, directly or indirectly, solicit for employment or employ certain employees of the Company and its subsidiaries without obtaining the prior written consent of the Company, subject to certain exceptions as described in the Confidentiality/Standstill Agreement.

14. DIVIDENDS AND DISTRIBUTIONS.

    The Merger Agreement provides that the Company will not, among other things, from the date of the Merger Agreement until the Effective Time, (a) (x) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable or exchangeable for any shares of its capital stock except as otherwise permitted under certain option agreements to effect cashless option exercises; or (b) issue, deliver, sell, pledge or otherwise encumber (except as pledged on June 28, 1999 and disclosed pursuant to the Merger Agreement or the Company's filings with the Commission) or authorize or propose the issuance, delivery or sale of any shares of its capital stock, any other voting securities, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or voting securities, or enter into any agreement with respect to the foregoing, other than the issuance of shares upon the exercise of stock options or stock appreciation rights outstanding on June 28, 1999.

15. CERTAIN CONDITIONS TO THE PURCHASER'S OBLIGATIONS.

    Notwithstanding any other provision of the Offer, and subject to the terms and conditions of the Merger Agreement, the Purchaser shall not be obligated to accept for payment any Shares until expiration of all applicable waiting periods (and extensions thereof) under the HSR Act, and the Purchaser shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of or payment for, any Shares tendered in the Offer, or if the Minimum Condition shall not have been satisfied, may terminate or amend the Offer, subject to the terms and conditions of the Merger Agreement and the Purchaser's obligation to extend the Offer pursuant to the Merger Agreement if, prior to the time of acceptance for payment of any such Shares (whether or not any other Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following shall occur and remain in effect:

        (a) an order shall have been entered in any action or proceeding before any United States federal or state governmental entity (an "Order"), or a preliminary or permanent injunction by a United States federal or state court of competent jurisdiction shall have been issued and remain in effect (an "Injunction"), which, in either case, would have the effect of (i) making the purchase of, or payment for, some or all of the Shares pursuant to the Offer or the Merger Agreement illegal, (ii) otherwise preventing consummation of the Offer or Merger, or (iii) imposing material limitations on the ability of the Purchaser or the Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the shareholders of the Company; provided, however, that in order to invoke this condition, Parent and the Purchaser shall have used their commercially reasonable efforts to prevent such Order or Injunction or ameliorate the effects thereof; and provided, further, that, if the Order or Injunction is a temporary restraining order or preliminary injunction of a court of competent jurisdiction, the Purchaser may not, by virtue of this condition alone amend or terminate the Offer, but may only extend the Offer and thereby postpone acceptance for payment or purchase of Shares;

        (b) there shall have been any United States or foreign federal or state statute, rule or regulation enacted or promulgated after the date of the Offer that would reasonably be expected to result in any of the material adverse consequences referred to in paragraph (a) above;

        (c) the Merger Agreement shall have been terminated by the Company or the Parent pursuant to its terms; or

        (d) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index or similar "circuit breaker" process) which materially and adversely affects the extension of credit in the

    United States or the European Union generally by banks or other leading institutions (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union generally which materially and adversely affects the extension of credit in the United States or the European Union generally by banks or other lending institutions, (iii) any newly initiated material limitation (whether or not mandatory) by any governmental entity on, or other similar event that materially and adversely affects, the extension of credit in the United States or the European Union generally by banks or other lending institutions, or (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or the European Union generally which materially and adversely affects the extension of credit in the United States or the European Union generally by banks or other lending institutions.

    The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent and the Purchaser regardless of the circumstances giving rise to such condition or, except for the Minimum Condition, may be waived by the Parent and the Purchaser in whole or in parts at any time and from time to time. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering stockholders.

16. CERTAIN LEGAL MATTERS.

    Except as set forth in this Section 16, the Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, it will be sought, but the Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to the Purchaser's right to decline to purchase Shares if any of the conditions specified in Section 15 shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such approvals were not obtained or other action taken.

    ANTITRUST. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15 day waiting period following the filing by of a Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the "Antitrust Division") or the Federal Trade Commission ("FTC") or unless early termination of the waiting period is granted. Parent anticipates making its filing on or about June 30, 1999 and, accordingly, the initial waiting period will expire on July 15, 1999. If, within the initial 15 day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material can take a significant amount of time.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the consummation of the Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

    If any applicable waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, the Purchaser will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer. See Section 15.

    STATE TAKEOVER LAWS. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the Board of Directors of such corporation prior to such date. The Company's Board of Directors has approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In Edgar v. MITE Corp., in 1982, the Supreme Court of the United States (the "U.S. Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However in 1987, in CTS Corp. v. Dynamics Corp. of America, the U.S. Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the U.S. Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such event, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 15.

17. FEES AND EXPENSES.

    Neither the Purchaser nor Parent, nor any officer, director, stockholder, agent or other representative of the Purchaser or Parent will pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

    Credit Suisse First Boston Corporation is acting as Dealer Manager in connection with the Offer and as financial advisor to Parent in connection with Parent's proposed acquisition of the Company, for which financial advisory services Credit Suisse First Boston Corporation will receive customary compensation. CSFB will be arranging the financing of the Offer and the Merger (see Section 10), for which services CSFB will receive compensation. Parent also has agreed to reimburse Credit Suisse First Boston Corporation for its out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, incurred in connection with its engagement, and to indemnify Credit Suisse First Boston Corporation and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. In the ordinary course of business, Credit Suisse First Boston Corporation and its affiliates may actively trade the debt and equity securities of the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    The Purchaser has retained Beacon Hill Partners, Inc. as Information Agent and ChaseMellon Shareholder Services L.L.C. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out of pocket expenses. The Depositary will also be indemnified by the Purchaser against certain liabilities in connection with the Offer. The Information Agent may contact holders of Shares by mail, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares.

18. MISCELLANEOUS.

    The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    No person has been authorized to give any information or make any representation on behalf of the Purchaser other than as contained in this Offer to Purchase or in the Letter of Transmittal and, if any such information or representation is given or made, it should not be relied upon as having been authorized by the Purchaser or Parent.

    The Purchaser and Parent have filed with the Commission the Schedule 14D-1, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, furnishing certain information with respect to the Offer. The
Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 (except that they will not be available at the regional offices of the Commission).

June 29, 1999

                                          PANDION ACQUISITION CORP.

                                                                         ANNEX I

                  CERTAIN INFORMATION CONCERNING THE DIRECTORS
               AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. Set forth below are the name, current business address, citizenship, present principal occupation or employment and employment history (covering a period of not less than five years) of each executive officer and director of Parent. Unless otherwise indicated, each such person's business address is 1211 Hamburg Turnpike, Suite 214, Wayne, New Jersey 07470. All persons listed below are citizens of the United States of America, except Bengt Kvarnback, Lennart Johansson and Anders Orbom, who are citizens of Sweden and Freek Nijdam, who is a citizen of the Netherlands and Giulia Mazzalupi, who is a citizen of Italy.

DIRECTORS                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                       MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
                                       --------------------------------------------------------------------------
Mr. Lennart Johansson................  Senior Vice President of Atlas Copco AB, SE-105 23 Stockholm, Sweden and
                                       President of Atlas Copco North America Inc., 1211 Hamburg Turnpike, Wayne,
                                       NJ 07470. Employed since January 1, 1987.
Mr. Charles Long.....................  Retired. Formerly Executive Vice President and Secretary of Citicorp., 153
                                       E. 53rd Street, 23rd Floor, New York, NY 10043 for five years prior to retirement on March 1, 1999
Mr. Bengt Kvarnback..................  Senior Executive Vice President of Atlas Copco AB, SE-105 23 Stockholm,
                                       Sweden. Employed since October 15, 1992.
Mr. Giulia Mazzalupi.................  President and CEO of Atlas Copco AB, SE-105 23 Stockholm, Sweden since
                                       April 22, 1997. Previously Senior Executive Vice President of Atlas Copco
                                       Airpower n.v. Belgium. Employed since 1972.
Mr. Freek Nijdam.....................  Senior Executive Vice President of Atlas Copco AB, SE-105 23 Stockholm,
                                       Sweden. Employed since June 1, 1970.
Mr. Donald Pratt.....................  Chairman of Butler Manufacturing Company, P.O. Box 419917, Kansas City, MO
                                       64141-0971 for the past two months. For the five years prior to his appointment as Chairman Mr. Pratt served as President of Butler
                                       Manufacturing Company
EXECUTIVE OFFICERS
Mr. William Calore...................  General Counsel of Atlas Copco North America Inc., 1211 Hamburg Turnpike,
                                       Wayne, NJ 07470 since August 17, 1998. Mr. Calore was employed by Volvo
                                       Penta North America, Inc. since prior to 1994 through August 1998.
Mr. Mark Cohen.......................  Executive Vice President of Atlas Copco North America Inc., 1211 Hamburg
                                       Turnpike, Wayne, NJ 07470. Employed since January 28, 1974.
Mr. William Garofalo.................  Corporate Controller of Atlas Copco North America Inc., 1211 Hamburg
                                       Turnpike, Wayne, NJ 07470 since October 19, 1998. Mr. Garofalo was employed by Amelia Family Trust Company during the period January 1997 through October 1998; C.R. Bard Inc. during the period October 1995 through January 1997; and Grant Thorton LLP since prior to 1994 through
                                       October 1995.
Mr. Lennart Johansson................  Senior Vice President of Atlas Copco AB, S-10523 Stockholm, Sweden and
                                       President of Atlas Copco North America Inc., 1211 Hamburg Turnpike, Wayne,
                                       NJ 07470. Employed since January 1, 1987.
Mr. Anders Orbom.....................  Treasurer of Atlas Copco North America Inc., 1211 Hamburg Turnpike Wayne,
                                       NJ 07470 since November 1, 1996. Employed since April 1987.
Mr. Greg Taylor......................  Vice President Taxes of Atlas Copco North America Inc. since September 1,
                                       1997. Mr. Taylor was employed by Sequa Corp. since prior to 1994 through
                                       August 1997.
William M. Thomas....................  Corporate Counsel of Atlas Copco North America Inc., 1211 Hamburg
                                       Turnpike, Wayne, NJ 07470 since January 1, 1996 and Chicago Pneumatic Tool
                                       Company for the five years prior to January 1, 1996.

    2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. Set forth below are the name, current business address, citizenship, present principal occupation or employment and employment history (covering a period of not less than five years) of each executive officer and director of the Purchaser. Unless otherwise indicated, each such person's business address is 1211 Hamburg Turnpike, Suite 214, Wayne, New Jersey 07470. All persons listed below are citizens of the United States of America.

DIRECTORS                                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                          MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
                                                          --------------------------------------------------------
Mr. Mark Cohen..........................................  President of Pandion Acquisition Corp. since its inception and Executive Vice President of Atlas Copco
                                                          North America Inc., 1211 Hamburg Turnpike, Wayne, NJ
                                                          07470. Employed since January 28, 1974.
Mr. William Calore......................................  Secretary of Pandion Acquisition Corp. since its inception and General Counsel of Atlas Copco North
                                                          America Inc., 1211 Hamburg Turnpike, Wayne, NJ 07470
                                                          since September 1, 1998. Mr. Calore was employed by
                                                          Volvo Penta North America, Inc. prior to 1994.

EXECUTIVE OFFICERS
Mr. Mark Cohen..........................................  President of Pandion Acquistion Corp. since its inception and Executive Vice President of Atlas Copco
                                                          North America Inc., 1211 Hamburg Turnpike, Wayne, NJ
                                                          07470. Employed since January 28, 1974.
Mr. William Calore......................................  Secretary of Pandion Acquisition Corp. since its inception and General Counsel of Atlas Copco North
                                                          America Inc., 1211 Hamburg Turnpike, Wayne, NJ 07470
                                                          since September 1, 1998. Mr. Calore was employed by
                                                          Volvo Penta North America, Inc. since prior to 1994.

    Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                    ChaseMellon Shareholder Services, L.L.C.

            BY MAIL:                     BY OVERNIGHT COURIER:                    BY HAND:
    Reorganization Department          Reorganization Department          Reorganization Department
          P.O. Box 3301                   85 Challenger Road              120 Broadway, 13th Floor
   South Hackensack, NJ 07606               Mail Stop-Reorg                  New York, NY 10271
                                       Ridgefield Park, NJ 07660

        FACSIMILE TRANSMISSION:                FOR CONFIRMATION BY TELEPHONE:
    (for Eligible Institutions Only)                   (201) 296-4860
             (201) 296-4293

    Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses or telephone numbers and locations set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent or the Dealer Manager as set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           Beacon Hill Partners, Inc.

                         90 Broad Street--20(th) Floor
                            New York, New York 10004

                 Banks and Brokers call collect: (212) 843-8500
                   All others call Toll Free: (800) 755-5001

                      The Dealer Manager for the Offer is:

                     Credit Suisse First Boston Corporation

                             Eleven Madison Avenue
                         New York, New York 10010-3629
                         Call Toll Free: (800) 646-4543